

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 23, 2020

Chiyuan Deng
Chief Executive Officer
AB INTERNATIONAL GROUP CORP.
48 Wall Street, Suite 1009
New York, NY 10005

  Re: AB INTERNATIONAL GROUP CORP.
    Form S-1
    Filed October 16, 2020
    File No. 333-249514

Dear Mr. Deng:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202 551-3585 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction